Part III: Manner of Operations

Item 19: <u>Fees</u>

A

Transaction fees for orders directed to the ATS from Liquidity Partners is 5 cents per 100 shares for Near Peg order type, all other order types are priced at 10 cents per 100 shares. Transaction fees for orders directed to the ATS from Subscribers who are not Liquidity Partners range from 0 to 10 cents per 100 shares. Variables that may impact Subscriber fees include quantitative and qualitative factors such as expected and historical volume of trading, trading style (e.g. aggressive vs. passive orders; IOC vs. Day orders) and the overall business relationship of the Subscriber with the BDO and/or its Affiliates. Factors relating to the overall business relationship of the Subscriber with the BDO and/or its Affiliates that may impact fees include, but are not limited to, the number of strategy customizations and the anticipated level of support services required in addition to ATS services.

B

With the exception of Liquidity Partners and certain subscribers directing orders to the ATS, the BDO generally charges its clients negotiated per-share or basis points commission rates for access to multiple trading venues and other services such as trading, market commentary, research, and corporate access, rather than charging a fee for access to the ATS itself. Variables that impact negotiated commission rates include quantitative and qualitative factors such as expected and historical volume of trading, trading style, and the overall business relationship of the Subscriber with the BDO as described in Part III, Item 19(a). In addition to a negotiated commission rate for access to multiple venues and other services, a single Subscriber trading over multiple channels (e.g. a Subscriber with both asset management and broker dealer businesses) may be charged a separate transaction fee for orders directed to the ATS, as described in Part III, Item 19(a).